Securities & Exchange Commission
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Corporate Communications / Investor Relations

Date	October 16, 2006
Direct phone	+31 23 546 32 38
Direct fax	+31 23 546 39 12
E-mail	m.schikker@hq.vnu.com
Subject	**ADR file nr. 82-2876**

Dear Sirs,

Please find enclosed the following press release, dated:

October 16, 2006 - VNU Completes Sale Of Its Stake In Solucient To Thomson

With kind regards,
VNU bv

Marianne Damad

VNU bv
Ceylonpoort 5-25, 2037 AA Haarlem / P.O. Box 1, 2000 MA Haarlem, The Netherlands
Telephone +31 23 546 34 63 / Trade Register Chamber of Commerce Amsterdam 34034747

Press release

Date October 16, 2006

VNU COMPLETES SALE OF ITS STAKE IN SOLUCIENT TO THOMSON

Haarlem, the Netherlands – VNU Group B.V., a leading global information and media company, said today it has completed the sale of its 34.3% stake in Solucient, an information products company serving the healthcare industry, to The Thomson Corporation. Terms were not disclosed.

VNU announced an agreement to sell its stake in Solucient on September 18, 2006, saying the business no longer was considered a strategic fit with VNU's Marketing Information group, which focuses primarily on the fast-moving consumer goods sector.

VNU had been a minority owner in Solucient since 1999, when it formed a joint-venture business with private-equity firm Veronis, Suhler & Associates (now Veronis Suhler Stevenson) that was later renamed Solucient.

With the closing of this transaction, Thomson now owns 100% of Solucient.

About VNU

VNU is a global information and media company with leading market positions and recognized brands in marketing information (ACNielsen), media information (Nielsen Media Research), business publications (Billboard, The Hollywood Reporter, Computing, Intermediair) and trade shows. The privately held company is active in more than 100 countries, with headquarters in Haarlem, the Netherlands, and New York, USA. VNU employs nearly 41,000 people and had total revenues of EUR 3.5 billion in 2005. For more information, visit www.vnu.com.

Press contact	Will Thoretz	New York	+1 646 654 8133
Investor Relations	Peter Wortel	Haarlem	+31 23 546 36 92

VNU Group B.V. / Corporate Communications / Investor Relations
P.O. Box 1, 2000 MA Haarlem, The Netherlands / Telephone +31 23 546 36 00 / Fax +31 23 546 39 12
www.vnu.com